June 30, 2023

Li Xiao/ Kevin Kuhar

Tyler Howes/ Jason Drory

Securities and Exchange Commission

Division of Corporate Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	BioLingus (Cayman) Limited
Amendment No. 2 to
Draft Registration Statement on Form F-1
Submitted June 12, 2023 CIK No. 0001966522

Dear Messrs. Xiao, Kuhar, Howes and Drory,

On behalf of our client, BioLingus (Cayman) Limited (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated June 20, 2023. Concurrently with the submission of this letter, the Company is submitting its revised registration statement on Form F-1 (the “Revised Registration Statement”) and the related exhibits via EDGAR to the Commission.

The Staff’s comments are repeated below and are followed by the Company’s responses. We have included page references in the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

* * *

Amendment No. 2 to Draft Registration Statement on Form F-1

Prospectus Summary

Our Products, page 7

1. Please disclose here and in the business section, if true, that you will not be able to begin marketing your Semaglutide Sublingual candidate, if approved, until patent protection on semaglutide expires. Your revised disclosure should also clearly indicate the dates semaglutide’s patent protection expires, as you have provided in your response to prior comment 11.

Response:

Responsive to the Staff’s comments, we have included the following disclosure on pages 7 and 88 of the Revised Registration Statement:

“The patent registered under The Patent Cooperation Treaty (PCT) for Semaglutide is PCT WO2006097537 titled Acylated GLP-1 compounds. The filing date is March 20, 2006 and the patent is set to expire on March 20, 2026 and subject to a five year extension by the applicant holder. As such, we will not begin marketing our Semaglutide Sublingual candidates, if approved, until March 20, 2026, and if extension is being exercised, until March 20, 2031.”

Business, page 84

2. We note your response to prior comment 5 and reissue in part. We continue to note your references to outside publications, such as, “(Kleinert et al., 2018)” and “(Smeekins et al, 2021)” but disclosure does not appear to describe the material details of these referenced studies. Please further revise your disclosure to discuss the material details of the studies, including, for example only, the sponsor, type of study, trial design and objective results.

Response:

The previous citations of Kleinert et al., 2018 and Smeekins et al, 2021 were to clarify, respectively, the purpose of and context for using a DIO mouse model and a peanut allergy mouse model, which are used routinely around the world by researchers as a way to study type 2 diabetes and peanut allergy, respectively. These references do not contain any material information related to the specific testing of the Company’s technology nor do they contain any actual data, new experimental work or statistical analyses. To avoid any such implications, these references have now been removed.

Our Products, page 87

3. We note your response to prior comment 6, but do not note any revised disclosure responsive to this comment. Please revise your discussion of the 505(b)(2) regulatory pathway to provide a more fulsome description of the specific, material studies and results you intend to rely on in pursuing this pathway, including identifying the parties that performed these studies and a discussion how the studies were performed, or advise.

Response:

We have provided a more fulsome discussion of the specific, material studies and results the Company intends to reply on in pursuing the 505(b)(2) regulatory pathway in the table beginning on page 88 of the Revised Registration Statement.

If you have any questions regarding the Revised Registration Statement, please contact the undersigned by phone at (212) 930 9700 or via e-mail at btan@srf.law.

Very truly yours,

SICHENZIA ROSS FERENCE LLP

/s/ Benjamin Tan
Benjamin Tan Esq.

1185 Avenue of the Americas | 31st Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW